SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 6-K/A


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the Month of March 4, 2005


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                                New Century Park
                                    PO Box 53
                                    Coventry
                                     CV3 1HJ

                         (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



This Form 6-K includes our interim results for the nine months ended 31 December 2004 (as previously furnished on Form 6-K on 8 February, 2005). This Form 6-K is incorporated by reference into our Form F-3.



PRESS RELEASE


                                                                Press enquiries:
            David Beck, tel: +44 (0) 207 306 1490; email: david.beck@marconi.com

                                                             Investor enquiries:
            Salim Alam, tel: +44 (0) 207 306 1324, email: salim.alam@marconi.com


                   MARCONI CORPORATION PLC: UNAUDITED RESULTS
              FOR THE THREE AND NINE MONTHS ENDED 31 DECEMBER 2004


London - 8 February 2005 - Marconi Corporation plc (LSE: MONI, NASDAQ: MRCIY) today announced results for the three and nine months ended 31 December 2004.

Q3 FY05 HIGHLIGHTS (Continuing Operations)

-   Sales increase to GBP330 million

    -   Up 8 per cent on Q2 FY05 (GBP305 million)

    - Up 5 per cent on Q3 FY04 at constant currency (GBP314 million) and 3 per cent on reported basis (Q3 FY04 GBP319 million)

    - Year-on-year sales increase of 14 per cent in Optical and Access Networks, driven by growth in U.K. and Germany

    - BBRS sales decline to GBP30 million due to lower U.S. Federal Government spending

- Continued improvement in Optical and Access Networks delivers group adjusted gross profit*1 of GBP109 million (Q2 FY05 GBP101 million; Q3 FY04 GBP100 million) and gross profit of GBP110 million (Q2 FY05 GBP104 million; Q3 FY04 GBP103 million)

     - GBP20 million increase in adjusted gross profit*1 in Optical and Access Networks offset by a decline of GBP8 million in BBRS and GBP3 million in Network Services compared to Q3 FY04

- Adjusted gross margin*1 33.0% (Q2 FY05 33.1%; Q3 FY04 31.3%), gross margin 33.3% (Q2 FY05 34.1%; Q3 FY04 GBP32.3%)

     - Increase in adjusted gross margin*1 in Optical and Access Networks to 37.7%, compared to 30.6% in Q3 FY04 (Q2 FY05 35.5%). Gross margin increased to 38.3% compared to 32.5% in Q3 FY04 (Q2 FY05 37.5%)

     -  Overall group margin impacted by decline in BBRS sales

- Continuing progress on profitability, with Group Adjusted Operating Profit* after central costs of GBP10 million and Group Operating Loss of GBP21 million

     - Improvement in Optical and Access Networks adjusted operating profit*2 to GBP11 million (Q2 FY05 GBP4 million loss, Q3 FY04 GBP9 million loss)

     - Tight cost control; adjusted operating expenses*2 maintained at GBP99 million and Group operating expenses at GBP131 million

__________________________

1 Stated after cost reclassification and before exceptional items, see page 12 and 14
2 Stated before share option costs, exceptional items and goodwill amortisation, see page 13
3 Book to bill is the ratio of order intake divided by level of sales in any given period.

* See 'Non GAAP measures' page 3.

                                                                               1


-    Major contract wins and partnerships

     - T-Com and Bulldog represent new strategic wins for Optical and Access Networks

     - Energis, Tube Lines and a large Government defence organisation in the Middle East contribute to Network Services orders

     -   Huawei partnership agreement provides new growth opportunities.

     -   Book to bill 1.043 (Q2 FY05 1.07; Q3 FY04 1.00)

-   Cash balance remains strong, with operating cash inflow of GBP8 million

     -   Net cash of GBP311 million at 31 December 2004

-    Revised outlook for FY05

     - Mid single-digit sales growth expected for the full year FY05 on a constant currency basis

     - Adjusted gross margin* for the full year FY05 towards the lower end of a 33-34% range


Mike Parton, CEO of Marconi, said;

"We are very pleased with the progress that we have made in winning significant new business and driving top line growth, especially in Optical and Access Networks. Pipeline opportunities give us confidence that we can continue to grow sales against a backdrop of fierce pricing pressure in a competitive market place."


_________________________

* See 'Non GAAP measures' page 3.

                                                                               2



NON-GAAP MEASURES

We use a number of non-GAAP performance measures in addition to GAAP performance measures in order to provide readers with a better understanding of the underlying performance of our business, and to improve comparability of our results for the periods concerned. Furthermore, such measures are consistent with those used internally by management to assess the performance of each of its businesses and to allocate resources. Where such non-GAAP performance measures are given, this is clearly indicated and the comparable GAAP measure is also given.

The non-GAAP measures that we use are:
   -   Adjusted gross profit;
   -   Adjusted gross margin %;
   -   Adjusted operating expenses;
   -   Adjusted operating profit/(loss); and
   -   Operating cash flow before exceptional items.

An explanation of each of these measures is provided below:

Adjusted gross profit is defined as gross profit before operating exceptional items as defined by U.K. GAAP (i.e. items which derive from events or transactions that fall within the ordinary activities of the Company but which require separate disclosure by virtue of their size or incidence if the financial statements are to give a true and fair view). We believe that using adjusted gross profit after the exclusion of exceptional items (which may vary significantly each year) provides a more accurate comparison of the underlying performance of our operating units, which in turn allows for a better understanding of actual trading performance and is thus more useful for evaluating the business on an ongoing basis. A reconciliation of gross profit to adjusted gross profit is presented in table III on page 13.

Adjusted gross margin % is calculated as adjusted gross profit divided by sales multiplied by 100.

Adjusted operating expenses is calculated as operating expenses before operating exceptional items (see above), goodwill amortisation and share option costs.

Adjusted operating profit/(loss) is calculated as operating profit/(loss) before operating exceptional items (see above), goodwill amortisation and non-cash share option costs.

We believe that adjusted operating expenses and adjusted operating profit/(loss) are also more representative of the underlying performance of the operating units and are thus more useful for evaluating the business on an ongoing basis. These measures eliminate material one-off items and non-cash costs that are controlled centrally and are therefore more representative of the underlying performance of the operating units. Management reviews the performance of the operating units on this basis. In Note 10, Segment and related information disclosures of our Form 10-K for the year ended 31 March 2004, where we present adjusted operating loss by segment we refer to this as segment operating loss. A reconciliation of operating expenses to adjusted operating expenses is presented in table IV on page 14 and a reconciliation of operating loss to adjusted operating loss is presented in table V on page 14.

Operating cash flow before exceptional items is calculated as operating cash flow before operating exceptional items (see above). For the reasons noted above, we believe that operating cash flow before operating exceptional items is more representative of the underlying performance of the business and is thus more useful for evaluating the business on an ongoing basis. A reconciliation of operating cash flow to operating cash flow before exceptional items is presented in table VI on page 15.



                                                                               3


OVERVIEW

Group Profit & Loss
                                                     Three months ended                     Nine months ended
                                            31 December   30 September     31 December     31 December    31 December
GBP million                                        2004           2004            2003            2004           2003
Sales
Continuing Operations                               330            305             319             924            915
Discontinued Operations                               -             17              89              67            249
                                         -------------- --------------  -------------- ------------------------------
Group                                               330            322             408             991          1,164
                                         ============== ==============  ============== ==============================

Adjusted Gross Profit*
Continuing Operations1                              109            101             100             303            265
Adjusted Gross Margin %*                          33.0%          33.1%           31.3%           32.8%          29.0%
Discontinued Operations                               -              -              21               9             54
                                         -------------- --------------  -------------- ------------------------------
Group3                                              109            101             121             312            319
Exceptional Items
 - Continuing Operations                              1              3               3               5              9
                                         -------------- --------------  -------------- ------------------------------
Group Gross Profit1                                 110            104             124             317            328
                                         ============== ==============  ============== ==============================
Group Gross Margin %                              33.3%          32.3%           30.4%           32.0%          28.2%
                                         ============== ==============  ============== ==============================

Adjusted Operating Profit/(Loss) *
Continuing Operations                                10              2             (4)               9           (69)
Operating Exceptional Items                         (4)              2            (36)             (1)           (64)
Share Option Costs                                  (4)            (7)            (10)            (21)           (19)
Goodwill Amortisation                              (23)           (22)            (22)            (67)           (65)
                                         -------------- --------------  -------------- ------------------------------
Operating Loss
Continuing Operations                              (21)           (25)            (72)            (80)          (217)
Discontinued Operations                               -            (4)               6             (4)              2
                                         -------------- --------------  -------------- ------------------------------
Group                                              (21)           (29)            (66)            (84)          (215)
                                         ============== ==============  ============== ==============================


Continuing Operations Overview

Three months ended 31 December 2004 compared with three months ended 31 December 2003

An increase in Optical and Access Networks sales and the associated increase in Installation, Commissioning and Maintenance (IC&M) services sales were the main drivers of Continuing Operations' sales growth in Q3 FY05. This was partially offset by a decline of GBP13 million in BBRS sales. In the quarter, BBRS represented 9 per cent of total sales, compared with 13 per cent in Q3 FY04. Network Services revenues were flat year-on-year, with the increase in IC&M sales offset by a decline in Value Added Services following completion of a wireless services contract in the Middle East.

Gross profit for Continuing Operations increased by GBP7 million to GBP110 million (Q3 FY04 GBP103 million. Adjusted gross profit* for Continuing Operations increased by GBP9 million. Adjusted gross profit* from the Optical and Access Networks business increased by GBP20 million and was offset by an GBP8 million decline in BBRS. Network Services also declined by GBP3 million, due to a lower level of higher margin wireless services sales. On a nine month basis, adjusted gross profit* was GBP38 million higher year-on-year, and gross profit was GBP34 million higher.

The improvement over the prior year in gross margin and adjusted gross margin* for Continuing Operations was largely due to product cost reductions and higher volumes in Optical and Access Networks. BBRS margins were stable and Network Services margins declined year-on-year due to a lower level of higher margin sales of wireless services and an increase in lower margin BT cable services.

After adjusted operating expenses* of GBP99 million, adjusted operating profit* from Continuing Operations was GBP10 million in the quarter.

Operating loss from Continuing Operations was GBP21 million in the quarter, after operating exceptional items (GBP4 million), goodwill amortisation (GBP23 million) and share option costs (GBP4 million). This represented a significant decrease in operating loss on last year, when operating exceptionals and share option costs were significantly higher.


_________________________

1 FY04 stated after cost reclassification, see page 14
* See 'Non GAAP measures' page 3.

                                                                               4



Three months ended 31 December 2004 compared with three months ended 30 September 2004

On a sequential basis, sales also reflect an increase in Optical and Access and a decline in BBRS sales.

Adjusted gross profit* increased by GBP8 million, with a GBP15 million improvement in Optical and Access Networks offset by an GBP8 million BBRS decrease. Network Services increased by GBP1 million. Gross profit increased by GBP6 million from GBP104 million to GBP110 million, reflecting a GBP2 million decrease in operating exceptional items.

The sequential improvement in Optical and Access gross margin is attributable both to a higher percentage of sales of higher margin network management products and component price reductions. BBRS margins declined slightly due to a greater proportion of services revenues than in the previous quarter. Network Services margins were flat on a sequential basis, as IC&M efficiencies were offset by lower cable services margins.

Group Overview

Group sales were down on a sequential and year-on-year basis, due to the disposal of the North American Access (NAA) business sold in February 2004 and the Outside Plant & Power (OPP) business sold in August 2004. We did not record any further revenues from Discontinued Operations in the quarter.

Sales from Discontinued Operations for the nine months ended 31 December 2004 were GBP67 million (2003 GBP249 million) and operating loss was GBP4 million (2003 profit of GBP2 million).


OUTLOOK

Book to Bill

The book to bill from Continuing Operations was 1.04, compared to 1.07 in Q2 FY05 and 1.00 in Q3 FY04. The book to bill for the nine months to 31 December 2004 was 1.01 compared to 1.07 for the same period last year.

Tenders and Order Activity

Tender activity continues to be strong in both Optical and Access Networks, as well as in our Value Added Services business. Activity remains strongest amongst our EMEA customers. In addition, we are receiving initial orders and deploying our new optical products in a number of customers across all main geographies.

Key Wins

We have  announced  the  following  significant  wins since the end of September
2004:

Optical Networks:

We recently announced our first frame contract with T-Com, Deutsche Telekom's fixed line provider. This key strategic win is for the supply of optical core
(DWDM) products to be used in the rollout of T-Com's 40 Gbit/sec high-capacity optical network. The decision to choose Marconi follows a competitive tender and a network trial. It extends the number of major service providers deploying Marconi optical equipment in their core networks.

Access Networks:

We were awarded a three-year frame contract with Bulldog Communications Limited (Bulldog) for the Multi-Service Access Node (MSAN). Initial rollout is expected to be 100,000 digital subscriber lines. Bulldog intends to support both voice and broadband on the MSANs.

Installation, Commissioning and Maintenance (IC&M):

We have won a managed services contract with Energis plc (Energis). The Energis contract represents an important win for Marconi, as our first award of a multi-vendor support contract by a service provider. The contract involves support for other vendors' products in addition to Marconi equipment, giving Marconi responsibility for transmission, routing, access and customer premises equipment (CPE) technologies.


* See 'Non GAAP measures' page 3.

                                                                               5


Value Added Services (VAS):

Our contract with Tube Lines Limited for the upgrade and maintenance of the communications infrastructure on three London Underground lines, which they manage, was announced in January 2005. The contract represents an extension of business with an existing customer. Revenues from the GBP150m, thirteen-year contract will be shared with Amey Infrastructure Services Limited.

In the Middle East, we have announced today that we have won an eight-year contract with a large Government defence organisation for the extension of its mobile radio network and communications backbone. Revenues under the contract are expected to be about GBP100 million over the contract period.

Key Customers

For the nine months ended 31 December 2004, our ten largest customers were (in alphabetical order): BT, Deutsche Telekom, E-Plus, Metro City Carriers (Germany), O2, Telecom Italia, Telkom South Africa, Telstra, U.S. Federal Government and Vodafone. In aggregate, these customers accounted for 56 per cent of sales from Continuing Operations (ten largest customers in the nine months ended 31 December 2003 53 per cent of sales from Continuing Operations).

BT remains our largest customer and accounted for 26 per cent of sales from Continuing Operations for the nine months ended 31 December 2004 (2003 25 per cent).

Future Business Drivers

The  BT  21CN  trial,  in  which  Marconi's  Access  products   (SoftSwitch  and
Multi-Service Access Nodes) are deployed, is continuing to progress. In November, BT announced that it had diverted the first customer calls off the public switched telephone network (PSTN) onto the new BT 21CN trial network and commissioned the third Marconi SoftSwitch. The timing of further news on BT 21CN will depend on announcements from BT.

On 31 January 2005, we announced that we had reached agreement with Huawei Technologies Co. Ltd regarding ways in which the two companies will work together. Discussions between the two companies have focused on a Mutual Distribution Agreement (MDA) that would see each company sell certain products from the other's product portfolio into their respective customers. A Memorandum of Understanding has been signed. Working groups have been formed by both companies, with a view to being in a position to sign a more definitive agreement before Marconi's financial year-end in March 2005. Marconi will distribute certain of Huawei's carrier-grade data products into its key customers while Huawei will distribute Marconi's next generation radio access products into its key customers. The two companies have also discussed how Marconi can use its extensive services structure to support Huawei's pursuit of the equipment business in Europe. Discussions are continuing regarding a joint product development agreement that would see the two companies derive benefits from the sharing of R&D resource and technologies.

FY05 Outlook

In the quarter ended 31 December 2004, sales rose 5 per cent on a constant currency basis compared to Q3 FY04. This contributed to an overall improvement in sales of 4 per cent on a constant currency basis for the nine months to 31 December 2004. We now expect to achieve mid single-digit sales growth in Q4 when compared to Q3, resulting in mid-single digit growth for the year as a whole on a constant currency basis.

Our adjusted gross margin* in the first nine months was 32.8%. We had previously stated that our 34% adjusted gross margin* target would be challenging in light of first half business mix and that we did not expect to deliver any upside benefits over and above this target. Given the continued reduction in BBRS sales, we now expect adjusted gross margin* for the full year to be towards the lower end of a 33% to 34% range.

Control of costs and improved profitability continue to remain key areas of focus.

FY06 Preliminary View

We continue to see tender and order activity for both Optical and Access Networks and Value-Added Services in line with recent trends. Despite price competition being fierce, we expect to see continued sales growth. Pricing pressure and business mix changes will impact gross margin next year but we will offset this by further cost reductions in the business.


* See 'Non GAAP measures' page 3.

                                                                               6




RESULTS OF OPERATIONS

Optical and Access Networks
                                                              Three months ended                Nine months ended
                                                       31 Dec       30 Sept      31 Dec           31 December
                                                         2004          2004        2003        2004        2003

Sales (GBPm)                                              183           152         160         472         445
Book to Bill Ratio                                       0.99          1.15        0.89        1.05        1.01
Gross Profit (GBPm)                                        70            57          52         174         126
Adjusted Gross Profit* (GBPm)                              69            54          49         169         117
Gross Margin %                                          38.3%         37.5%       32.5%       36.9%       28.3%
Adjusted Gross Margin %*                                37.7%         35.5%       30.6%       35.8%       26.3%
Adjusted Operating Profit / (Loss) * 4 (GBPm)              11           (4)         (9)         (1)        (66)


Sales of Optical Network equipment increased 10 per cent from GBP81 million in the quarter ended 31 December 2003 to GBP89 million in the quarter ended 31 December 2004. This was primarily due to increased sales to BT. In the three months ended 31 December 2003 BT had focused its reduced capital expenditure on the accelerated deployment of its broadband access. This quarter the customer increased its optical networks spend, with a view towards strengthening the transmission backbone to support the broadband access growth. The BT increase was offset by a reduction in APAC sales due to conclusion of network builds under frame contracts in India and Korea as well as a decrease in orders from China Unicom.

Sales of Optical Network equipment increased by 17 per cent in the three months ended 31 December 2004 compared to the three months ended 30 September 2004. This was primarily due to an approximate doubling in sales to Telecom Italia, and reflected the customer's purchasing patterns. We also recorded increased sales to BT, as noted above.

Sales of Access Network equipment increased by 19 per cent from GBP79 million in the quarter ended 31 December 2003 to GBP94 million. The growth was primarily driven by strong demand for fixed wireless access products (40 per cent of Access Network sales) from German mobile operators as well as some increased demand for Access equipment from Eastern European customers. We also recorded strong growth in Broadband Access (16 per cent of Access Network sales), largely as a result of the ramp up of our Access Hub sales to BT under our August 2003 frame contract. This quarter also marked initial revenues from Access Hub sales to Bulldog under our recently awarded three-year frame contract. APAC saw a decline in sales of legacy access products in Malaysia.

Sales of Access Networks products also increased quarter on quarter from GBP76 million to GBP94 million. We experienced increases due to the ramp up of Access Hub sales to BT and initial Access Hub deliveries under our new contract with Bulldog in the U.K, however the most significant growth continues to be driven by German Mobile Operators. Their aggressive UMTS and 3G network rollouts resulted in a 41 per cent increase in Fixed Wireless Access sales in the current quarter compared to the three months ended 30 September 2004.

Book to bill for Optical and Access Networks stood at 0.99 for the three months ended 31 December 2004 up from 0.89 in the same period in 2003. The improvement is due to the increased optical and broadband order intake under existing contracts with BT as well as increased Bulldog orders. We are beginning to see initial orders for our new optical products (OMS1664 and SMA U/C) with customers such as Energis and E-Plus. The order book for this quarter also includes continuing German fixed wireless access orders.

Gross profit of GBP70 million (38.3%) increased from GBP52 million (32.5%) recorded in Q3 FY04. Adjusted gross profit* in Optical and Access Networks of GBP69 million (Q3 FY04 GBP49 million) represented an adjusted gross margin* of 37.7% compared with 30.6% in the same period last year. The increase in gross profit and adjusted gross profit* resulted from increased volumes as well as continued cost savings achieved through ongoing rationalisation and procurement initiatives in our European supply chain and manufacturing operations.

Gross profit in Optical and Access Networks of GBP70 million was GBP13 million higher than the GBP57 million gross profit recorded to in the second quarter of the financial year. Gross margin was 38.3% compared to 37.5% in the previous quarter. Adjusted gross profit* of GBP69 million represented a GBP15 million increase on Q2 FY04. Adjusted gross margin* was 37.7%, compared to 35.5% in the previous quarter. Increased optical sales to Telecom Italia and increased access sales to German mobile operators have driven the volume increase in margin. In addition to greater factory efficiencies from the higher volumes, the improvement in gross margin has been driven by: i) achievement of component cost reductions, and ii) an increased proportion of higher margin network management software sales in the current quarter.



________________________

1 Segmental Adjusted Operating Profit before Central costs of GBP8 million in Q3 FY05 (GBP8million in Q3 FY04) and GBP24 million in 9m FY05 (GBP27million in 9m FY04) and also before share option costs, goodwill amortisation and exceptional items.
* See 'Non GAAP measures' page 3.

                                                                               7



Adjusted operating profit* was GBP11 million. This marks the first adjusted operating profit* in Optical and Access Networks since re-listing, and is largely a result of improved sales and gross margin performance.


Broadband Routing & Switching (BBRS)

                                                                Three months Ended             Nine months ended
                                                       31 Dec       30 Sept      31 Dec            31 December
                                                         2004          2004        2003        2004        2003

Sales (GBPm)                                               30            42          43         110         139
Book to Bill Ratio                                       0.89          0.88        0.84        0.81        0.92
Gross Profit & Adjusted Gross Profit* (GBPm)               18            26          26          68          86
Gross Margin % & Adjusted Gross Margin %*               60.0%         61.9%       60.5%       61.8%       61.9%
Adjusted Operating Profit* 5 (GBPm)                         3            11           7          22          32


Sales in BBRS declined from GBP43 million to GBP30 million when compared to the same quarter last year, driven by reduced U.S. Federal Government spending. Reliance on mission-critical networks within key government departments remains a driver for U.S. Federal spending. However, in the third quarter, we saw U.S. Federal sales decline as U.S. defence spending was diverted away in support of other activities. In addition, there has been softness in sales to U.S. service providers as well as a weakening relative to the previous financial year in our European revenue stream.

We saw a sequential decrease from GBP42 million to GBP30 million in the quarter. This was also due to lower U.S. Federal spending.

We have strengthened the management team at BBRS through the appointment of Geoff Doy, formerly our Group Sales and Marketing Director, as CEO of the BBRS business. The BBRS team's focus will include:

-   Driving BBRS equipment and services sales

- Exploring opportunities arising from the Huawei partnership to strengthen BBRS's product offering

-   Re-directing R&D effort towards supporting U.S. Federal business

-   Re-aligning the business cost base

Book to bill for BBRS of 0.89 was broadly in line with the 0.84 recorded in Q3 FY04. While the book to bill is normally lower than in some of the other businesses due to the pattern of U.S. Federal Government spending, we are seeing a larger than expected decrease in U.S. Federal Government sales and orders, with this expected to extend into Q4 FY05.

Gross profit and adjusted gross profit* for BBRS declined from GBP26 million, recorded in the same quarter of the last financial year, to GBP18 million. Gross margin and adjusted gross margin* of 60.0% also declined compared to 60.5% recorded in Q3 FY04. Whilst we saw an GBP8 million reduction in gross profit and adjusted gross profit* (driven by the GBP13 million year-on-year sales decrease) gross margin and adjusted gross margin* remained stable when compared with FY04.

On a sequential basis, the gross margin and adjusted gross margin* has been affected by a change in business mix, with a greater proportion of services sales recorded in the three months ended 31 December 2004 than in the previous quarter.

Adjusted operating profit* has decreased by GBP4 million in the quarter compared with last year as the decline in gross profit has been partially offset by overhead reductions through cost cutting activities.


__________________________

1 Segmental Adjusted Operating Profit before Central costs of GBP8 million in Q3 FY05 (GBP8million in Q3 FY04) and GBP24 million in 9m FY05 (GBP27million in 9m FY04) and also before share option costs, goodwill amortisation and exceptional items.
* See 'Non GAAP Measures' page 3.


                                                                               8



Network Services

                                                               Three months ended             Nine months ended
                                                       31 Dec       30 Sept      31 Dec            31 December
                                                         2004          2004        2003        2004        2003

Sales (GBPm)                                              117           111         116         342         331
Book to Bill Ratio                                       1.15          1.03        1.24        1.01        1.21
Gross Profit & Adjusted Gross Profit* (GBPm)               22            21          25          66          62
Gross Margin % & Adjusted Gross Margin %*               18.8%         18.9%       21.6%       19.3%       18.7%
Adjusted Operating Profit / (Loss) * 1 (GBPm)               4             3           6          12         (3)


Sales of Network Services remained stable year-on-year at GBP117 million (Q3 FY04 GBP116 million). Sales of IC&M were GBP53 million, an increase of 10 per cent over the three months ended 31 December 2003, with the growth being driven by the increase in Optical and Access equipment sales in the U.K and Germany.

Sales of Network Services increased from GBP111 million in Q2 FY05 to GBP117 million in Q3 FY05. The GBP6 million increase was largely driven by an increase in IC&M sales as a result of increased equipment deliveries to German Mobile Operators and to BT.

Value Added Services declined year-on-year by GBP4 million to GBP64 million due a decline in wireless software and services sales following the completion in Q4 FY04 of a long-term service contract in the Middle East. Cable services sales to BT increased, as they continue to invest in their Broadband network, but was offset by a decline in sales from the conclusion of a long-term Government contract in the U.K.

Sales of Value Added Services remain relatively stable quarter on quarter, at GBP64 million compared to GBP65 million in the previous quarter.

Book to Bill for the quarter stood at 1.15 compared to 1.24 in the same period last financial year. The book to bill ratio is less meaningful in Network Services given the long-term contract nature of this business, where the full value of a service contract, which can typically be worth tens of millions of sterling is booked as an order at the point of firm contract signature and then recognised as sales over the life of the contract, which can typically be over a period of two to five years. Within the book to bill for the quarter we recorded the initial GBP20 million order under a new eight-year contract with a large Government defence organisation in the Middle East for the extension of its mobile radio network and communications backbone.

Gross profit and adjusted gross profit* in the three months ended 31 December 2004 declined to GBP22 million from GBP25 million in the same quarter of the previous year, which represented a gross profit and an adjusted gross margin* of 18.8% (Q3 FY04 21.6%). The reduction in gross profit and adjusted gross profit* of GBP3 million was driven by a decline in Value Added Services. Gross margin reduced due to an increased proportion of cable services, which carry lower margins than the rest of our Network Services, and the completion of a long-term, higher margin government contract in the U.K.

For the nine months ended 31 December 2004, gross profit and adjusted gross profit* was GBP66 million compared to GBP62 million recorded in the same period last year (FY05 19.3%; compared to FY04 18.7%). The year-on-year increase in gross margin and adjusted gross margin* is due to efficiencies in IC&M as well a higher proportion of wireless software sales in the first nine months of FY05.

Gross profit, adjusted gross profit*, gross margin and adjusted gross margin have all remained stable quarter on quarter.

Adjusted operating profit* has declined as profitability at the gross margin level has fallen compared to the same quarter of the previous year. In the nine months to 31 December 2004, significant cost savings have been generated through headcount reductions and productivity improvements in the field force.


________________________

1 Segmental  Adjusted  Operating  Profit before Central costs of GBP8 million in
  Q3 FY05 (GBP8million in Q3 FY04) and GBP24 million in 9m FY05 (GBP27million in 9m FY04) and also before share option costs, goodwill amortisation and exceptional items.
* See 'Non GAAP measures' page 3.

                                                                               9



Other Financial Items

Group adjusted gross profit* amounted to GBP109 million. After an exceptional credit of GBP1 million the Group gross profit was GBP110 million.

Operating expenses increased by GBP2 million from GBP129 million in Q2 FY05 to GBP131 million this quarter. We achieved a GBP44 million reduction in operating expenses from GBP175 million in Q3 FY04 to GBP131 million this quarter.

Adjusted operating expenses* for the quarter were stable on the previous quarter, at GBP99 million (Q2 FY05 GBP99 million). Spending in all areas remained broadly in line with last quarter as set out in supporting table IV.

We achieved a GBP5 million improvement in adjusted operating expenses* over the GBP104 million recorded in the same quarter last year. R&D expenses remained unchanged at GBP48 million for the quarter. However, Sales and Marketing was GBP34 million, compared to GBP37 million in the same quarter last year. In addition, G&A expenses declined by GBP2 million, from the GBP19 million recorded in the third quarter of 2003.

The allocation of R&D expenditure between product groups remained unchanged from the previous quarter.

We employed a total workforce of 9,950 employees at 31 December 2004 compared with 10,140 at 30 September 2004. The largest decrease in headcount resulted from the transfer of employees under agreements with supply chain partners.

Our share options have five performance targets, each having a period over which they vest and are expensed to the profit and loss account. Tranches 2 and 3 vested in August and November 2004 and have been fully charged to the profit and loss account. Consequently, share option costs reduced to GBP4 million from GBP7 million in Q2 FY05. Ongoing charges to the profit and loss account represent the cost of the final two performance targets.

The increase in operating exceptional items in the quarter reflects the cost of ongoing rationalisation programmes and the non-recurrence of a release of supplier liability provisions in Q2.

Group adjusted operating profit* after central costs (see supporting table V) amounted to GBP10 million. After deducting share option costs (GBP4 million), exceptional items (GBP4 million) and goodwill amortisation (GBP23 million) the group operating loss was GBP21 million.

Liquidity, capital resources and working capital

As set out on page 15, the Group recorded an GBP8 million operating cash inflow from Continuing Operations before exceptional items* during the three months ended 31 December 2004 compared to a GBP5 million outflow during the previous quarter and a GBP28 million inflow in the corresponding quarter of the previous financial year.

The improved cash flow was driven by operating performance with the operating loss before exceptional items* declining to GBP17 million from GBP27 million in the previous quarter.

During the quarter, stock turns remained flat at 5.3 compared with 5.2 at 30 September 2004. However, inventory levels increased leading to a GBP9 million cash outflow as we build up stock for Q4 sales, particularly in the U.K and Australia in support of specific ongoing contracts.

Debtor days reduced to 61 from 69 during the quarter, as we continued to focus on cash collection and the receipt of an annual payment on a long-term service contract. We additionally factored GBP10 million of debt to counteract delayed payment by a European customer.

The overall impact of creditors was neutral. Within this, trade creditors increased by GBP5 million with trade creditor days reducing marginally to 59 from 61 at 30 September 2004.

Net cash at 31 December 2004 amounted to GBP311 million, down from GBP335 million at 30 September 2004 following GBP15 million paid to Easynet plc in respect of tax losses purchased from a former subsidiary, ipsaris, as previously disclosed.


* See 'Non GAAP measures' page 3.

                                                                              10


FURTHER INFORMATION

Analyst Conference Call
Management will host a conference call for investors and analysts at 2:00pm (U.K time) today.

The call can be accessed on Marconi's website or by dialling + 44 (0) 20 8974 7900 in the U.K or +1 718 354 1175 outside the U.K and quoting "Marconi Q3 Results". Presentation materials will be available at www.marconi.com from 12 noon.

A replay facility will be available for 14 days by dialling +44 (0) 1296 618 700, access code 7182748 in the U.K or +1 617 801 6888, access code 89497778 outside the U.K.


International Financial Reporting Standards (IFRS)

We are preparing for the adoption of IFRS and continue to make good progress. We are benefiting in the transition to IFRS from our experience of U.S. GAAP filing.

In FY06 we will produce fully IFRS compliant accounts, reconciled to U.K GAAP. To help understanding of the key issues, we will be holding a webcast for investors and analysts on 8 March 2005. Full details will be available on www.marconi.com in due course. We are also intending to issue IFRS restated FY05 accounts approximately one month after our FY05 preliminary results announcement.


Forward-Looking Statements

This document contains certain statements that are not historical facts, including statements about Marconi's expectations and beliefs and statements with respect to its plans and other objectives. Such statements are forward-looking statements. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. Undue reliance should not be placed on such statements, which are based on Marconi's current plans, estimates, projections and assumptions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances which may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, future revenues being lower than expected; increasing competitive pressures within the industry and general economic conditions or conditions affecting the relevant industries, both domestically and internationally, being less favourable than expected. Marconi has identified some important factors that may cause such differences in the Company's Form 10-K annual report for year ended 31 March 2004 as filed with the U.S. Securities and Exchange Commission. Marconi disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


About Marconi Corporation plc

This report is  prepared  under U.K  Generally  Accepted  Accounting  Principles
(GAAP).

Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI and on Nasdaq under the symbol MRCIY.

Additional   information   about  Marconi   Corporation  plc  can  be  found  at
www.marconi.com.


                                                                              11



SUPPORTING TABLES


I.    ANALYSIS OF SALES BY PRODUCT AREA

                                                      Three months ended                    Nine months ended
                                                31 Dec       30 Sept           31 Dec           31 December
      GBP million                                 2004          2004          2003         2004          2003
      Optical Networks                              89            76            81          242           246
      Access Networks                               94            76            79          230           199
                                           ------------  ------------  ------------  -----------  ------------
      Optical and Access Networks                  183           152           160          472           445

      BBRS Equipment                                19            28            30           71            96
      BBRS Services                                 11            14            13           39            43
                                           ------------  ------------  ------------  -----------  ------------
      BBRS                                          30            42            43          110           139

      IC&M                                          53            46            48          147           138
      VAS                                           64            65            68          195           193
                                           ------------  ------------  ------------  -----------  ------------
      Network Services                             117           111           116          342           331

                                           ------------  ------------  ------------  -----------  ------------
      Continuing Operations                        330           305           319          924           915
                                           ============  ============  ============  ===========  ============

II.   ANALYSIS OF SALES BY GEOGRAPHICAL DESTINATION

                                                             Three months ended
                                             31 December         30 September         31 December
                                                2004                 2004                 2003
                                          GBP m         %      GBP m         %     GBP m          %
      United Kingdom                        119      36.1        113      37.0       102       32.0
      Italy                                  37      11.2         28       9.2        38       11.9
      Germany                                72      21.8         51      16.7        58       18.2
      Other EMEA                             46      13.9         45      14.8        44       13.8
                                        ---------  --------  --------- ---------  --------  ---------
      EMEA                                  274      83.0        237      77.7       242       75.9

      NA                                     30       9.1         40      13.1        39       12.2
      CALA                                    9       2.7          9       3.0         6        1.9
      APAC                                   17       5.2         19       6.2        32       10.0
                                        ---------  --------  --------- ---------  --------  ---------
      Continuing Operations                 330     100.0        305     100.0       319      100.0
                                        =========  ========  ========= =========  ========= =========


                                                                              12



III.    ANALYSIS OF GROSS MARGIN BY PRODUCT AREA

                                                          Three months ended                    Nine months ended
                                               31 Dec       30 Sept           31 Dec               31 December
GBP million                                      2004          2004             2003         2004              2003
                                                                       (Pro forma)1                    (Pro forma)1

Adjusted gross profit* by business
Optical and Access Networks                        69            54               49          169               117
                                                37.7%         35.5%            30.6%        35.8%             26.3%
BBRS                                               18            26               26           68                86
                                                60.0%         61.9%            60.5%        61.8%             61.9%
Network Services                                   22            21               25           66                62
                                                18.8%         18.9%            21.6%        19.3%             18.7%

                                           ------------- ------------- ---------------- ------------  ----------------
Continuing Operations                             109           101              100          303               265
                                           ============= ============= ================ ============  ================

Adjusted gross margin %*                        33.0%         33.1%            31.3%        32.8%             29.0%

Operating exceptional credit to cost of sales
Optical and Access Networks                         1             3                3            5                 9
                                           ============= ============= ================ ============  ================

Gross profit by business
Optical and Access Networks                        70            57               52          174               126
                                                38.3%         37.5%            32.5%        36.9%             28.3%
BBRS                                               18            26               26           68                86
                                                60.0%         61.9%            60.5%        61.8%             61.9%
Network Services                                   22            21               25           66                62
                                                18.8%         18.9%            21.6%        19.3%             18.7%

                                           ------------- ------------- ---------------- ------------  ----------------
Continuing Operations                             110           104              103          308               274
                                           ============= ============= ================ ============  ================
Gross margin %                                  33.3%         34.1%            32.3%        33.3%             29.9%




__________________________

1 Stated after cost reclassification, see page 14
* See 'Non GAAP measures' page 3.


                                                                              13



IV.     ANALYSIS OF OPERATING EXPENSES

                                                              Three months ended                  Nine months ended
                                                     31 Dec     30 Sept          31 Dec               31 December
GBP million                                            2004        2004            2003         2004            2003
                                                                         (Pro forma)1                   (Pro forma)1
Research and Development (before share
  option costs)                                          48          47              48          139             153
Sales and Marketing (before share option
  costs)                                                 34          34              37          102             120
General & Administration (before share
  option costs and exceptional items)                    17          18              19           53              66
Net Other Operating Income                                -           -               -            -             (5)
                                                 ----------  ----------  -------------- ------------  --------------
Adjusted Operating Expenses*                             99          99             104          294             334
Exceptional charge to operating expenses                  5           1              39            6              78
Share option costs                                        4           7              10           21              19
Goodwill amortisation                                    23          22              22           67              65
                                                 ----------  ----------  -------------- ------------  --------------
Operating Expenses -
  Continuing Operations                                 131         129             175          388             496
                                                 ==========  ==========  ============== ============  ==============

V. ANALYSIS OF OPERATING RESULTS

                                                            Three months ended                  Nine months ended
                                                31 Dec       30 Sept          31 Dec               31 December
GBP million                                       2004          2004            2003         2004            2003

Optical and Access Networks2                        11           (4)             (9)          (1)            (66)
BBRS                                                 3            11               7           22              32
Network Services2                                    4             3               6           12             (3)
Central costs                                      (8)           (8)             (8)         (24)            (27)
Other                                                -             -               -            -             (5)
                                             ------------  ------------  -------------- ------------  --------------
Adjusted operating profit/(loss) *                  10             2             (4)            9            (69)

Operating exceptional items                        (4)             2            (36)          (1)            (64)
Share option costs                                 (4)           (7)            (10)         (21)            (19)
Goodwill amortisation                             (23)          (22)            (22)         (67)            (65)
                                             ------------  ------------  -------------- ------------  --------------
Operating loss -
  Continuing Operations                           (21)          (25)            (72)         (80)           (217)
                                             ============  ============  ============== ============  ==============



_________________________

1 Stated after cost reclassification, see page 14
2 The cost reclassification described on page 14 has been included in these figures, the effect of which was to reduce the operating loss for Optical and Access Networks by GBP3 million and reduce the operating profit in Network Services by GBP3 million for each of Q3, Q2 and Q1 FY04.
* See 'Non GAAP measures' page 3.


                                                                              14



VI.     COST RECLASSIFICATION

As previously described, from 1 April 2004 we have reclassified certain costs, which were previously accounted for within cost of sales and are now treated as operating expenses. This reclassification impacts our Optical and Access Networks and Network Services segments.

Management view these cost reclassifications as a more appropriate allocation of costs in order to increase control and accountability within the context of our continued move towards an outsourced supply chain model. For a more detailed explanation of the main factors contributing to the overall cost reclassification, please refer to our Operating and Financial Review for the period ending 31 March 2004 (page 5).

The reallocations do not represent changes of accounting policy and do not impact our operating profit/(loss), and we have not, therefore, restated prior year analysis. For ease of comparison, we have included below a table setting forth pro forma adjusted gross profit and adjusted operating expenses for each quarter of the previous financial year for Continuing Operations as if we had adopted the new cost allocations from 1 April 2003:

              GBP million                                             Three months ended
                                                        31 March       31 Dec     30 Sept     30 June
                                                            2004         2003        2003        2003
              Adjusted gross profit*
              Reported                                       106           93          84          68
              Adjusted gross margin %*                     32.2%        29.2%       27.5%       23.4%

              Pro forma                                      113          100          91          74
              Adjusted gross margin %*                     34.3%        31.3%       29.8%       25.4%
                                                       ==========    ==========  ==========  ==========

              Adjusted operating expenses*
              Reported                                        92           97         104         113

              Pro forma                                       99          104         111         119
                                                       ==========    ==========  ==========  ==========

VII.    OPERATING CASH FLOW BEFORE EXCEPTIONAL ITEMS*

                                                                            Three months ended
GBP million                                                 31 December         30 September          31 December
                                                                   2004                 2004                 2003
Continuing operations:
Operating loss                                                     (21)                 (25)                 (72)
Operating exceptional items                                           4                  (2)                   36

Depreciation charge                                                   9                    9                   14
Goodwill amortisation                                                23                   22                   22
Shares to be issued related to share options                          4                    7                    7

Decrease/(increase) in stock                                        (9)                  (8)                    8
Decrease/(increase) in debtors                                        7                 (13)                   14
(Decrease)/increase in creditors                                    (1)                    9                  (3)
(Decrease)/increase in provisions                                   (8)                  (4)                    2

                                                         -----------------  -------------------  -------------------
Operating cash inflow/(outflow)                                       8                  (5)                   28

Discontinued Operations - operating cash flow                         -                  (6)                    7
                                                         -----------------  -------------------  -------------------

Group operating cash inflow/(outflow) before
  exceptional items*                                                  8                 (11)                   35
                                                         =================  ===================  ===================


* See 'Non GAAP measures' page 3.

                                                                              15




Marconi Corporation Group Non-Statutory Accounts
For the three months and nine months ended 31 December 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                            3 months ended            9 months ended
                                                                              31 December               31 December
GBP million                                                  Note           2004        2003          2004         2003

Turnover
                                                                    ---------------------------------------------------
 Continuing Operations                                          3            330         319           924          915
 Discontinued Operations                                        3              -          89            67          249
                                                                    ---------------------------------------------------
Group                                                           2            330         408           991        1,164

Operating loss
Group operating loss
                                                                    ---------------------------------------------------
  Continuing Operations                                                     (21)        (72)          (80)        (217)
  Discontinued Operations                                                      -           6           (4)            2
                                                                    ---------------------------------------------------
                                                                3           (21)        (66)          (84)        (215)

Share of operating loss of joint ventures                                      -           -             -          (2)

Share of operating loss of associates                                          -           -             -         (11)

                                                                    ------------ ----------- ------------- ------------
Total operating loss                                            2           (21)        (66)          (84)        (228)

Non-operating exceptional items
                                                                    ---------------------------------------------------
  Gain on disposal of Discontinued Operations                  4b              -           -           103            9
  Gain on disposal of associates                               4b              -           1             -           77
  Gain on disposal of investments in Continuing Operations     4b              -           1             -           19
                                                                    ---------------------------------------------------
                                                                               -           2           103          105

Amounts written off investments                                4c              -         (3)             -          (2)
Gain on waiver of balance payable to M (2003) plc group        4d              -           -             -           25

Net interest receivable/(payable)                               5              1        (10)           (2)         (30)
Net finance expenditure                                         6              -         (5)          (29)         (52)

                                                                    ------------ ----------- ------------- ------------
Profit/(loss) on ordinary activities before taxation                        (20)        (82)          (12)        (182)

Tax (charge)/credit on loss on ordinary activities             7a            (1)           -          (20)           14

                                                                    ------------ ----------- ------------- ------------
Loss on ordinary activities after taxation                                  (21)        (82)          (32)        (168)
Equity minority interests                                                      -         (1)             -          (1)
                                                                    ------------ ----------- ------------- ------------


Loss on ordinary activities attributable to equity
shareholders and retained loss for the period                               (21)        (83)          (32)        (169)
                                                                    ============ =========== ============= ============

Basic and diluted loss per share                                8                                  (15.7p)      (63.7p)
Basic adjusted loss per share                                   8                                  (22.6p)      (46.4p)
                                                                                             ============= ============



                                                                              16



CONSOLIDATED BALANCE SHEET

                                                                       31 December      30 September        31 March
GBP million                                                Note               2004              2004            2004

Fixed assets
Goodwill                                                                       324                346            436
Tangible assets                                                                115                114            148
Investments                                                                      8                  8              9
                                                                    ---------------  -----------------  --------------
                                                                               447                468            593

Current assets
Stocks and contracts in progress                              9                167                156            174
Debtors: amounts falling due within one year                 10                332                338            388
    Of which:  Securitised receivables                                          10                  -               -
              Non-recourse receipts                                           (10)                  -               -
Debtors: amounts falling due after more than one year        10                  5                  5              5
Cash at bank and in hand                                     11                349                374            519
                                                                    ---------------  -----------------  --------------
                                                                               853                873          1,086

Creditors: amounts falling due within one year               12              (523)              (539)          (577)
                                                                    ---------------  -----------------  --------------

Net current assets                                                             330                334            509
                                                                    ---------------  -----------------  --------------
Total assets less current liabilities                                          777                802          1,102

Creditors: amounts falling due after more than one year      12               (30)               (28)          (285)
Provisions for liabilities and charges                       13              (161)              (180)          (219)
                                                                    ---------------  -----------------  --------------

Net assets before retirement benefit deficits                                  586                594            598
Retirement benefit scheme deficits                                           (243)              (241)          (246)
                                                                    ---------------  -----------------  --------------

Net assets after retirement benefit deficits                                   343                353            352
                                                                    ===============  =================  ==============


Capital and reserves
Called-up share capital                                     14a                 52                 51             50
Shares to be issued                                          15                 22                 27             25
Share premium account                                        15                  3                  2              -
Capital reserve                                              15                  9                  9              9
Capital reduction reserve                                    15                241                241            283
Profit and loss account                                      15                 15                 21           (17)
                                                                    ---------------  -----------------  --------------

Equity shareholders' interests                                                 342                351            350
Equity minority interests                                                        1                  2              2
                                                                    ---------------  -----------------  --------------
                                                                               343                353            352
                                                                    ===============  =================  ==============


                                                                              17



CONSOLIDATED CASH FLOW STATEMENT

                                                                           3 months ended           9 months ended
                                                                             31 December              31 December
GBP million                                                 Note          2004        2003       2004           2003
Net cash inflow from operating activities before
   exceptional items                                         16a             8          35         11            100
Exceptional cash outflows from operating activities          4e            (4)        (22)       (36)          (131)

Net cash inflow/(outflow) from operating activities after
  exceptional items
                                                                    ---------------------------------------------------
  Continuing Operations                                                      4           7       (13)           (46)
  Discontinued Operations                                                    -           6       (12)             15
                                                                    ---------------------------------------------------

                                                                             4          13       (25)           (31)

Returns on investments and servicing of finance              16b             1        (18)       (34)           (37)
Tax paid                                                     16c           (1)         (1)        (6)            (3)
Capital expenditure and financial investment                 16d           (9)         (3)       (18)             38
Acquisitions and disposals                                   16e          (19)           4        172            102
                                                                     ----------- ----------- -----------  ------------

Cash (outflow)/inflow before use of liquid resources and
  financing                                                               (24)         (5)         89             69

Net cash inflow from management of liquid resources          16f             3           3         30             22
Cash element of Scheme consideration                         16g             -           -          -          (340)
Other net cash inflow/(outflow) from financing               16g             4        (51)      (266)          (156)
                                                                     ----------- ----------- -----------  ------------

Decrease in cash and net bank balances repayable
  on demand                                                               (17)        (53)      (147)          (405)
                                                                     =========== =========== ===========  ============



RECONCILIATION OF NET CASH FLOW TO MOVEMENTS IN NET MONETARY FUNDS/(DEBT)

                                                                           3 months ended           9 months ended
                                                                            31 December               31 December
GBP million                                                  Note        2004         2003       2004           2003

Decrease in cash and net bank balances repayable
  on demand                                                              (17)         (53)      (147)          (405)
Net cash inflow from management of liquid resources                       (3)          (3)       (30)           (22)
Net cash (inflow)/outflow from decrease in debt and lease
  financing                                                               (3)           51        269            156
                                                                    ------------ ----------- -----------  ------------

Change in net monetary funds/(debt) resulting from cash
  flows                                                                  (23)          (5)         92          (271)

Other non-cash changes                                                      -            -          -          3,956
Effect of foreign exchange rate changes                                   (1)           14          5             40
                                                                    ------------ ----------- -----------  ------------

Movement in net monetary funds/(debt) in the period                      (24)            9         97          3,725

Net monetary funds/(debt) at start of period                              335           99        214        (3,617)
                                                                    ------------ ----------- -----------  ------------

Net monetary funds at end of period                          17           311          108        311            108
                                                                    ============ =========== ===========  ============



                                                                              18



CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                        3 months ended              9 months ended
                                                                         31 December                  31 December
GBP million                                                           2004           2003          2004         2003

Loss on ordinary activities attributable to shareholders
                                                             ----------------------------------------------------------
  Group                                                               (21)           (83)          (32)        (156)
  Share of joint ventures                                                -              -             -          (2)
  Share of associates                                                    -              -             -         (11)
                                                             ----------------------------------------------------------
                                                                      (21)           (83)          (32)        (169)

Exchange differences on translation                                      7              6            13            5
Actuarial (loss)/gain recognised on retirement benefit
  schemes                                                                -              -          (11)           14
                                                              --------------  -------------- ------------- -----------
Total recognised gains and losses                                     (14)           (77)          (30)        (150)
                                                              ==============  ============== ============= ===========



RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' INTERESTS
                                                                        3 months ended               9 months ended
                                                                         31 December                  31 December
GBP million                                                           2004            2003         2004          2003

Total recognised gains and losses                                     (14)            (77)         (30)         (150)
Net movement due to shares to be issued                                  3               7           17            15
New share capital and share premium                                      2               -            5         3,720
                                                              --------------  -------------- ------------- ------------

Total movement in the period                                           (9)            (70)          (8)         3,585

Equity shareholders' interests at start of period                      351             320          350       (3,335)
                                                              --------------  -------------- ------------- ------------
Equity shareholders' interests at end of period                        342             250          342           250
                                                              ==============  ============== ============= ============



                                                                              19




NOTES TO THE NON-STATUTORY ACCOUNTS

1.      ACCOUNTING POLICIES

Financial information in the non-statutory accounts is presented on a consistent basis with the UK accounting policies of Marconi Corporation plc, as set out in the Annual Report and Accounts for the year to 31 March 2004 other than for pensions and other retirement benefits discussed below. The unaudited results for the period should therefore be read in conjunction with the Marconi Corporation plc 2004 Annual Report and Accounts.

The financial information does not comprise statutory accounts for the purposes of Section 240 of the Companies Act 1985 and has not been audited. The balance sheet information at 31 March 2004 has been extracted from the Annual Report and Accounts of Marconi Corporation plc for the year then ended. The audit report on those accounts, which have been delivered to the Registrar of Companies, was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

Pensions  and  other  retirement  benefits

At 31 December 2004, our pension assumptions are the same as at 30 September 2004 when an actuarial assessment of our pension schemes was undertaken. For the UK plan, the largest of the Group's pension schemes, the following actuarial assumptions have been adopted since 31 March 2004:

                                                                            %
             UK scheme
             Inflation assumption                                        2.75
             Discount rate                                               5.50
             Rate of general increase in salaries                        4.75
             Rate of increase in pensions in payment                     2.75
             Rate of increase in deferred pensioners                     2.75
             Rate of credited interest                                   3.00

A reduction in the Italian plan discount rate from 5.0% at 31 March 2004 to 4.5% at 30 September 2004 was the only change to assumptions for our Rest of World plans since 31 March 2004.

In the three months to 31 December 2004, the Group has recognised the service cost, plan contributions, benefit payments and net finance costs in accordance with the actuarial assumptions published for the six months ended 30 September 2004. A full actuarial assessment will be made at 31 March 2005.

Currency Translation
Transactions denominated in foreign currencies are translated into the functional currency at the rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the rates prevailing at that date. These translation differences are dealt with in the profit and loss account with the exception of certain gains and losses arising under hedging transactions in prior periods.

Profits and losses of overseas subsidiaries, joint ventures and associates and cash flows of overseas subsidiaries are translated at the average rates of exchange during the period. Non-sterling net assets are translated at period-end rates of exchange. Key rates used are as follows:

                               Average rates                             Period-end rates
                               9 months ended
                                 31 December                 31 December        30 September        31 March
                               2004            2003                 2004                2004            2004
       --------------- ------------- --------------- -------------------- ------------------- ---------------

       US dollar             1.8340          1.6594               1.9199              1.8096          1.8379

       Euro                  1.4675          1.4301               1.4125              1.4570          1.4956

The differences arising from the restatement of profits and losses and the retranslation of the opening net liabilities to period-end rates are taken to reserves.


                                                                              20



2       SEGMENTAL ANALYSIS

Analysis of results and operating net assets/(liabilities) by class of business

      GBP million                            Operating(loss)/profit         Turnover                  Operating
                                               9 months ended           9 months ended          net assets/(liabilities)
                                                 31 December              31 December          31 December    31 March
                                               2004        2003           2004        2003            2004           2004

      Optical and Access Networks                (1)       (75)            472         445             119             71
      Network Services                            12          6            342         331
      BBRS                                        22         32            110         139              19            (5)
      Central costs                             (45)       (46)              -           -            (97)           (66)
      Other                                        -        (5)              -           -               -              -
                                        ------------  ----------    ----------  ----------  ---------------  ------------

      Continuing Operations                     (12)       (88)            924         915              41              -
      Discontinued Operations                    (2)         16             67         249               -             43
                                        ------------  ----------    ----------  ----------  ---------------  ------------
                                                (14)       (72)            991       1,164              41             43
                                        ============  ==========    ==========  ==========  ===============  ============

      Goodwill amortisation                     (69)       (74)       Goodwill                          324           436
      Operating exceptional items                (1)       (69)       Investments                         8             9
                                        ------------  ----------      Net funds                         311           214
      Group operating loss                      (84)      (215)       Current taxation                 (98)         (104)
      Joint ventures                               -        (2)       Retirement benefit
      Associates                                   -       (11)       scheme deficits                 (243)         (246)
                                        ------------  ----------                            ---------------  ------------
      Total operating loss                      (84)      (228)       Net assets                        343           352
                                        ============  ==========                            ===============  ============

The operating net assets of Optical and Access Networks and Network Services cannot be separately identified as the same assets are generally used to generate sales in each of these segments. The results of these segments are separately reportable. Central costs include GBP21 million of share option and related payroll costs (2003: GBP19 million). Other consists of previous non-core businesses sold in the year ended 31 March 2004.

Operating net assets/(liabilities) include tangible fixed assets, stocks, debtors, creditors (excluding borrowings and taxation) and provisions for liabilities and charges.

Analysis of operating (loss)/profit (before goodwill amortisation and operating exceptional items), turnover and operating net assets/(liabilities) by territory of origin

                                    Operating (loss)/profit            Turnover                        Operating
                                       9 months ended             9 months ended               net assets/(liabilities)
      GBP million                         31 December              31 December                31 December      31 March
                                           2004        2003          2004         2003               2004          2004

      UK (incl. central costs)             (15)        (46)           375          338               (35)          (30)
      Other EMEA                            (3)        (39)           380          360                 79            56
      North America                          13          22           166          377                 17            27
      CALA                                    1           1            33           33               (14)           (5)
      APAC                                 (10)        (10)            37           56                (6)           (5)
                                 -------------- -----------  ------------ ------------  ------------------ ------------
                                           (14)        (72)           991        1,164                 41            43
                                 ============== ===========  ============ ============  ================== ============

Separate components of goodwill are identified and amortised over the appropriate useful economic life. The remaining goodwill on the balance sheet will be amortised over an average period of approximately 4 years. It is not practical to disclose goodwill amortisation on a segmental basis as any allocation would be arbitrary.

Sales by Group companies to joint ventures and associates amounted to GBP15 million (2003: GBP16 million). Purchases from joint ventures and associates amounted to GBP2 million (2003: GBPnil).


                                                                              21



2.     SEGMENTAL ANALYSIS (continued)

       Analysis of turnover by class of business

       GBP million                                               To customers in the                To customers
                                                                    United Kingdom                    overseas
       9 months ended 31 December                                 2004           2003            2004           2003

       Optical and Access Networks                                 149            133             323            312
       Network Services                                            191            167             151            164
       BBRS                                                          1              1             109            138
                                                           -------------- --------------  --------------  -------------
       Continuing Operations                                       341            301             583            614
       Discontinued Operations                                       -              -              67            249
                                                           -------------- --------------  --------------  -------------
                                                                   341            301             650            863
                                                           ============== ==============  ==============  =============

       Analysis of turnover by territory of destination

       GBP million
       9 months ended 31 December                                                                2004           2003

       UK                                                                                         341            301
       Other EMEA                                                                                 394            383
       North America                                                                              167            364
       CALA                                                                                        35             34
       APAC                                                                                        54             82
                                                                                          --------------  -------------
                                                                                                  991          1,164
                                                                                          ==============  =============

       Analysis of operating exceptional items by class of business

       GBP million
       9 months ended 31 December                                                                2004           2003

       Optical and Access Networks                                                                (2)           (64)
       Network Services                                                                           (1)              -
       BBRS                                                                                         2              -
                                                                                          --------------  -------------
       Continuing Operations                                                                      (1)           (64)
       Discontinued Operations                                                                      -            (5)
                                                                                          --------------  -------------
                                                                                                  (1)           (69)
                                                                                          ==============  =============

       Analysis of operating exceptional items by territory of origin

       GBP million
       9 months ended 31 December                                                                2004           2003

       UK (incl. central costs)                                                                     -           (34)
       Other EMEA                                                                                   -           (19)
       North America                                                                                2           (13)
       CALA                                                                                       (1)            (1)
       APAC                                                                                       (2)            (2)
                                                                                          --------------  -------------
                                                                                                  (1)           (69)
                                                                                          ==============  =============

Further details on operating exceptional items are shown in note 4a).


                                                                              22



3.      GROUP OPERATING LOSS

                                                                                            Operating
                                                                                          exceptional
       GBP million                                                         Continuing           items         Total
       3 months ended 31 December 2004

       Turnover                                                                  330                -           330
       Cost of sales                                                            (221)               1         (220)
                                                                     ------------------ ----------------  ------------
       Gross profit                                                               109               1           110

       Selling and distribution expenses                                         (35)               -          (35)
                                                                    ---------------------------------------------------
         Administrative expenses - other                                         (20)             (5)          (25)
         Research and development                                                (48)               -          (48)
         Goodwill amortisation                                                   (23)               -          (23)
                                                                    ---------------------------------------------------
                                                                    --------------------------------------------------
       Administrative expenses - total                                           (91)             (5)          (96)
       Other operating income                                                       -               -             -
                                                                     ------------------ ----------------  ------------
       Operating loss                                                            (17)             (4)          (21)
                                                                     ================== ================  ============


                                                                                             Operating
                                                                                           exceptional
       GBP million                                     Continuing        Discontinued            Items        Total
       3 months ended 31 December 2003

       Turnover                                               319                  89                -          408
       Cost of sales                                        (226)                (68)                3        (291)
                                                    ---------------- ------------------ ----------------  ------------

       Gross profit                                            93                  21                3          117

       Selling and distribution expenses                     (43)                 (5)                -         (48)
                                                  ---------------------------------------------------------------------
         Administrative expenses - other                     (23)                 (1)             (39)         (63)
         Research and development                            (41)                 (6)                -         (47)
         Goodwill amortisation                               (22)                 (3)                -         (25)
                                                  ---------------------------------------------------------------------
       Administrative expenses - total                       (86)                (10)             (39)        (135)
       Other operating income                                   -                   -                -            -
                                                    ---------------- ------------------ ----------------  ------------
       Operating (loss)/profit                               (36)                   6             (36)         (66)
                                                    ================ ================== ================  ============


In the three months ended 31 December 2004, share option and related payroll costs of GBP4 million (2003: GBP10 million) are included within selling and distribution expenses, administrative expenses and research and development.

The Group disposed of its Outside Plant and Power and North American Access business during the nine months to 31 December 2004 and year ended 31 March 2004 respectively, these activities are shown as discontinued in the note above.

Operating exceptional items are shown in further detail in Note 4a). An analysis between Continuing Operations and Discontinued Operations is shown in Note 2.



                                                                              23



3.       GROUP OPERATING LOSS (continued)

                                                                                               Operating
                                                                                             exceptional
         GBP million                                       Continuing      Discontinued            items        Total
         9 months ended 31 December 2004

         Turnover                                                 924                67                -          991
         Cost of sales                                          (621)              (58)                5        (674)
                                                         ---------------  ----------------  -------------- -------------

         Gross profit                                             303                 9                5          317

         Selling and distribution expenses                      (107)               (5)                -        (112)
                                                         ---------------  ----------------  -------------- -------------
           Administrative expenses - other                       (68)               (2)              (6)         (76)
           Research and development                             (140)               (4)                -        (144)
           Goodwill amortisation                                 (67)               (2)                -         (69)
                                                         ---------------  ----------------  -------------- -------------
         Administrative expenses - total                        (275)               (8)              (6)        (289)
         Other operating income                                     -                 -                -            -
                                                         ---------------  ----------------  -------------- -------------
         Operating loss                                          (79)               (4)              (1)         (84)
                                                         ===============  ================  ============== =============


                                                                                               Operating
                                                                                             exceptional
         GBP million                                        Continuing       Discontinued          Items         Total
         9 months ended 31 December 2003

         Turnover                                                  915                249              -         1,164
         Cost of sales                                           (670)              (195)              9         (856)
                                                         ---------------- ----------------- -------------- --------------

         Gross profit                                              245                 54              9           308

         Selling and distribution expenses                       (135)               (17)              -         (152)
                                                         ---------------- ----------------- -------------- --------------
           Administrative expenses - other                        (68)                (4)           (78)         (150)
           Research and development                              (135)               (17)              -         (152)
           Goodwill amortisation                                  (65)                (9)              -          (74)
                                                         ---------------- ----------------- -------------- --------------
         Administrative expenses - total                         (268)               (30)           (78)         (376)
         Other operating income                                      5                  -              -             5
                                                         ---------------- ----------------- -------------- --------------

         Operating (loss)/profit                                 (153)                  7           (69)         (215)
                                                         ================ ================= ============== ==============

In the nine months ended 31 December 2004, share option and related payroll costs of GBP21 million (2003: GBP19 million) are included within selling and distribution expenses, administrative expenses and research and development.


                                                                              24



4.     EXCEPTIONAL ITEMS

       These items have been analysed as follows:

a)     Operating exceptional items

                                                                         3 months ended               9 months ended
                                                                          31 December                  31 December
       GBP million                                                    2004            2003         2004          2003

       Restructuring credits - included in cost of
         sales                                        (i)                1               3            5             9
                                                              --------------  -------------- ------------- ------------

       Restructuring costs                            (ii)             (5)            (34)          (8)          (77)
       Decrease/(increase) in provision for
         litigation settlement                       (iii)               -             (5)            2           (5)
       Releases in respect of doubtful debts          (iv)               -               -            -             4
                                                              --------------  -------------- ------------- ------------

       Included in administrative expenses                             (5)            (39)          (6)          (78)
                                                              --------------  -------------- ------------- ------------
       Group operating exceptional items                               (4)            (36)          (1)          (69)
                                                              ==============  ============== ============= ============

(i) In the 9 months ended 31 December 2004, GBP2 million was received for stock, previously fully provided for through an exceptional charge, and subsequently utilised by Jabil Circuit, Inc and GBP3 million related to release of liability provisions held against onerous supply contracts.

       In the 9 months ended 31 December 2003, GBP9 million was credited to restructuring costs, this mostly related to release of liability provisions held against the outsourcing of certain manufacturing operations.

(ii) As part of the Group's cost reduction actions, a net charge of GBP8 million (2003: GBP77 million) was recorded during the 9 months ended 31 December 2004. This includes GBP10 million (2003: GBP48 million) for employee severance and a net GBP2 million credit (2003: GBP16 million charge) for site rationalisation and other restructuring costs. The site rationalisation costs reflect charges associated with the closure and consolidation of various sites around the world as part of the business restructuring. In the 9 months ended 31 December 2003, GBP13 million was also charged relating to the costs of the financial restructuring.

(iii) In Part X, section 15.4 of our listing particulars we made disclosure of the lawsuit file by Bell Communications Research. Inc, now known as Telcordia Technologies Inc., or Telcordia. A settlement agreement in which we agreed to make a one-time payment of $21 million (approximately GBP12 million) to Telcordia was signed on 24 June 2004 in exchange for a license to Telcordia's ATM patent portfolio and as full and final settlement of all outstanding claims. As a consequence of this claim, we have made an exceptional release of GBP2 million of excess provision to our operating results in the 9 months ended 31 December 2004 (GBP5 million was charged in relation to this claim in the 9 months ended 31 December 2003).

(iv) In light of the declining market and economic trends the Group experienced during the year to 31 March 2002, an exceptional provision against bad and doubtful debts was charged. Of this amount, GBP4 million was reassessed and released to the profit and loss account in the 9 months ended 31 December 2003.


                                                                              25



4.     EXCEPTIONAL ITEMS (continued)

b)     Non-operating exceptional items

                                                                     3 months ended                9 months ended
                                                                       31 December                  31 December
       GBP million                                                  2004            2003         2004           2003

       Gain on disposal of Discontinued Operations                     -               -          103              9
       Gain on disposal of joint ventures and associates
                                                                       -               1            -             77
       Loss on disposal of investments in Continuing
         Operations                                                    -               1            -             19
                                                             -------------  --------------  ------------  ------------
       Non-operating exceptional items                                 -               2          103            105
                                                             =============  ==============  ============  ============

In the 9 months ended 31 December 2004, the gain of GBP103 million related to the disposal of our Outside Plant & Power business.

In the 9 months ended 31 December 2003, the gains reflect the deferred consideration on the disposal of Strategic Communications in the year to 31 March 2003 (GBP9 million), profits on the disposal of our associates Easynet (GBP76 million) and Confirmant (GBP1 million), Marconi Mobile Access S.p.A. (GBP9 million) and other fixed asset investments (GBP16 million), partially offset by a pension settlement loss on a previous disposal GDA of GBP6 million.

c) Amounts written off investments

The change in value of the Group's investments is accounted for in line with the Group accounting policy whereby listed investments are marked to their market value at the end of each reporting period and unlisted investments are held at the lower of cost and recoverable value.

d) Gain on waiver of balance payable to M (2003) plc

As part of the restructuring, Marconi Corporation plc and its subsidiaries entered into an agreement with M (2003) plc and its direct subsidiaries to reassign and waive balances between the M (2003) plc group and the Marconi Corporation plc group. At 31 March 2003, Marconi Corporation plc provided for amounts due to it from M (2003) plc and its direct subsidiaries which are no longer considered to be recoverable. The gain of GBP25 million arose from a direct subsidiary of M (2003) plc waiving payment of the balance on 19 May 2003.

e) Exceptional cash flows

                                                                      3 months ended                9 months ended
                                                                        31 December                  31 December
       GBP million                                                  2004            2003         2004           2003

       Operating
         Restructuring costs                                         (4)            (21)         (21)           (89)
         Litigation settlement                                         -               -         (12)              -
         ESOP settlement                                               -               -            -           (35)
                                                             -------------  --------------  ------------  ------------

       Continuing Operations                                         (4)            (21)         (33)          (124)
       Discontinued Operations - Restructuring costs                   -             (1)          (3)            (7)
                                                             -------------  --------------  ------------  ------------
                                                                     (4)            (22)         (36)          (131)
                                                             =============  ==============  ============  ============
       Non-operating and financing
       Scheme consideration                                            -               -            -          (340)
       Disposal of tangible fixed assets                               -               -            -             26
       Net proceeds on disposal of interests in subsidiary
         companies, joint ventures and associates                   (19)              10          172            108
                                                             -------------  --------------  ------------  ------------
                                                                    (19)              10          172          (206)
                                                             =============  ==============  ============  ============

In the 3 months ended 31 December 2004, the GBP19 million of non-operating costs represents GBP15 million paid to Easynet plc in respect of tax losses purchased from our former subsidiary ipsaris, in accordance with the merger agreement with Easynet plc in 2001 and GBP4 million related to the disposal of our Outside Plant & Power business.


                                                                              26



5.     NET INTEREST RECEIVABLE/(PAYABLE)

                                                                      3 months ended                9 months ended
                                                                        31 December                  31 December
       GBP million                                                 2004             2003         2004           2003

       Interest receivable
         Loans and deposits                                           2                4            8             13
         Other                                                        -                -            1              -
                                                             -------------  --------------  ------------  ------------
                                                                      2                4            9             13
         Interest payable  - Bank loans, loan notes and
           overdrafts (2003: less interest accrual release          (1)             (14)         (11)           (43)
           of GBP3 million)
                                                             -------------  --------------  ------------  ------------
       Net interest receivable/(payable)                              1             (10)          (2)           (30)
                                                             =============  ==============  ============  ============

6.     NET FINANCE EXPENDITURE
                                                                      3 months ended                9 months ended
                                                                        31 December                  31 December
       GBP million                                                  2004            2003         2004           2003

       Finance costs
         Interest on pension scheme liabilities                     (34)            (37)        (107)          (111)
         Premium on redemption of Junior and Senior Notes
                                                                       -             (5)         (28)           (16)
         Other                                                         -               -          (1)              -
         Exceptional write off of capitalised losses on
           swaps                                                       -               -            -           (46)
                                                             -------------  --------------  ------------  ------------
                                                                    (34)            (42)         (136)         (173)
       Finance income
         Expected return on pension scheme assets                     34              35          106            106
         Net gain on cash and unhedged foreign exchange
           borrowings (see note 11)                                    -               2            1             15
                                                             -------------  --------------  ------------  ------------
                                                                      34              37          107            121
                                                             -------------  --------------  ------------  ------------
       Net finance expenditure                                         -             (5)         (29)           (52)
                                                             =============  ==============  ============  ============

7.     TAX

a)     Tax charge/(credit) on loss on ordinary activities

                                                                       3 months ended                9 months ended
                                                                        31 December                  31 December
       GBP million                                                  2004            2003         2004           2003

       Current taxation
         Corporation tax 30% (2003: 30%)                               -               -            -              -
         UK overprovision in respect of prior years                    -               -            -           (20)
         Overseas tax                                                  1               -           25              6
         Overseas overprovision in respect of prior years
                                                                       -               -          (5)              -
                                                             -------------  --------------  ------------  ------------
                                                                       1               -           20           (14)
                                                             =============  ==============  ============  ============

In the 9 months ended 31 December 2004, a non-operating exceptional tax charge of GBP19 million arose on the disposal of the OPP business.

In the 9 months ended 31 December 2003, a non-operating exceptional tax credit of GBP20 million arose due to the release of tax provisions in respect of prior years following the Marconi Corporation plc Scheme of Arrangement.

b) Factors that may affect future tax charges

Deferred tax assets have not been recognised in respect of operating losses, pension scheme deficits, and exceptional expenditure as the Group is not sufficiently certain that it will be able to recover those assets within a relatively short period of time. Although the Group has significant tax losses as at 31 December 2004, we will incur ongoing tax cash costs where losses are unavailable to cover any historic tax audit adjustments and/or future taxable profits.


                                                                              27



8.     LOSS PER SHARE

Basic and diluted loss per share is calculated by reference to a weighted average of 203.2 million ordinary shares (2003: 265.1 million ordinary shares) in issue during the period. The effect of share options is anti-dilutive for each period presented and has therefore been excluded from the calculation of diluted weighted average number of shares.

An adjusted basic loss per share has been presented in order to highlight the underlying performance of the Group, and is calculated as set out in the table below:

                                                                            2004                      2003
                                                                                 Loss per                   Loss per
       9 months ended 31 December                                      Loss         share          Loss        share
                                                                   GBP million      Pence      GBP million     Pence

       Loss and basic loss per share                                   (32)        (15.7)         (169)       (63.7)
       Operating exceptional items
         Restructuring credits included in cost of sales                (5)         (2.5)           (9)        (3.4)
         Restructuring costs                                              8           3.9            77         29.0
         Decrease in provision for litigation settlement                (2)         (1.0)             5          1.9
         Releases in respect of doubtful debts                            -             -           (4)        (1.5)
       Non-operating exceptional items
         Gain on disposal of Discontinued Operations                  (103)        (50.7)           (9)        (3.4)
         Gain on disposal of joint ventures and
           associates                                                     -             -          (77)       (29.0)
         Loss on disposal of investments in Continuing
          Operations                                                      -             -          (19)        (7.2)
       Amounts revalued/(written off) investments                         -             -             2          0.7
       Gain on waiver of balance payable to M (2003)
          plc group                                                       -             -          (25)        (9.4)
       Goodwill amortisation                                             69          34.0            79         29.8
       Write off of capitalised losses on swaps                           -             -            46         17.3
       Exceptional tax charge/(credit)                                   19           9.4          (20)        (7.5)
                                                                  ------------  ------------ ------------- ------------
       Adjusted loss and adjusted loss per share                       (46)        (22.6)         (123)       (46.4)
                                                                  ============  ============ ============= ============


9.     STOCKS AND CONTRACTS IN PROGRESS

                                                               31 December          30 September            31 March
       GBP million                                                    2004                  2004                2004

       Raw materials and bought in components                           32                    30                  59
       Work in progress                                                 50                    50                  41
       Finished goods                                                   79                    71                  69
       Long term contract work in progress                               6                     5                   6
       Payments on account                                               -                     -                 (1)
                                                           -------------------  --------------------  -----------------
                                                                       167                   156                 174
                                                           ===================  ====================  =================


                                                                              28



10.    DEBTORS

                                                                  31 December        30 September           31 March
       GBP million                                                       2004                2004               2004

       Amounts falling due within one year:
         Trade debtors                                                    267                 264                309
           Of which:  Securitised receivables                              10                   -                  -
                       Non-recourse receipts                             (10)                   -                  -
         Amounts owed by associates                                        16                  16                 17
         Other debtors                                                     31                  39                 36
         Prepayments and accrued income                                    18                  19                 26
                                                             ------------------- -------------------  -----------------
                                                                          332                 338                388
       Amounts falling due after more than one year:
         Trade debtors                                                      4                   4                  4
         Prepayments and accrued income                                     1                   1                  1
                                                             ------------------- -------------------  -----------------
                                                                            5                   5                  5

                                                             ------------------- -------------------  -----------------
                                                                          337                 343                393
                                                             =================== ===================  =================

During December 2004, the Group entered an arrangement to assign certain trade debts as a security against the advance of cash from a third party provider. All debts remain outstanding at 31 December 2004 and interest of GBP7,000 was recognised in the quarter. The Group is not obliged to, nor does it intend to, support any credit-related losses arising from the assigned debts against which cash has been advanced. The transaction documents stipulate that, in the event of default in payment by a debtor, the providers of the facility may only seek payment from the Group of the capped finance charge under the arrangement and that recourse from the Group is not available.


11.    CASH AT BANK AND IN HAND

                                                                  31 December        30 September            31 March
       GBP million                                                       2004                2004                2004

       Cash and bank deposits repayable on demand                         260                 281                406
       Other cash deposits                                                 89                  93                113
                                                             ------------------- -------------------  ------------------
       Cash at bank and in hand                                           349                 374                519
                                                             =================== ===================  ==================

       Included in the amounts above are restricted cash balances of:
       Collateral against bonding facilities                               72                  73                 85
       Held by captive insurance company                                   17                  18                 18
       Mandatory redemption escrow account                                  -                   2                 10
       Secured                                                             10                  10                 11
                                                             ------------------- -------------------  ------------------
                                                                           99                 103                124

       Cash held at subsidiary level and cash in transit                   66                  65                 74
       Available Treasury deposits                                        184                 206                321
                                                             ------------------- -------------------  ------------------
       Cash at bank and in hand                                           349                 374                519
                                                             =================== ===================  ==================
       By currency:
         Sterling                                                         161                 145                127
         Euros                                                            108                 104                 99
         US Dollars                                                        46                  97                210
         Chinese Yuan                                                      34                  28                 83
                                                             ------------------- -------------------  ------------------
                                                                          349                 374                519
                                                             =================== ===================  ==================

At 31 December 2004, we held approximately euro 71 million (GBP50 million) and US dollar 21 million (GBP11 million) of foreign-currency denominated cash within the UK, as a combination of collateral against bonding facilities and to meet foreign currency working capital requirements. This cash is not treated as a hedge for accounting purposes, and gains and losses on retranslation of the cash into sterling are taken to net finance income/(expense).



                                                                              29



12.   CREDITORS

                                                                31 December          30 September           31 March
            GBP million                                                2004                  2004               2004

       Amounts falling due within one year:
         Loan notes                                                       -                     -                  8
         Bank loans and overdrafts
            Repayable on demand                                          10                    14                 14
            Other                                                         4                     2                  4
                                                           -------------------  --------------------  -----------------
                                                                         14                    16                 26

         Payments received in advance                                    42                    45                 56
         Trade creditors                                                165                   160                155
         Amounts owed to associates                                       1                     -                  -
         Current taxation                                                98                   114                104
         Other taxation and social security                              18                    21                 25
         Other creditors                                                 67                    75                 77
         Accruals and deferred income                                   118                   108                134
                                                           -------------------  --------------------  -----------------
                                                                        523                   539                577
                                                           ===================  ====================  =================

       Amounts falling due after more than one year:
         Loan notes                                                       -                     -                257
         Bank loans and overdrafts                                       22                    21                 20
         Obligations under finance leases                                 2                     2                  2
                                                           -------------------  --------------------  -----------------
                                                                         24                    23                279

         Accruals and deferred income                                     6                     5                  6
                                                           -------------------  --------------------  -----------------
                                                                         30                    28                285
                                                           ===================  ====================  =================

       Borrowings by currency:
         Euros                                                           28                    25                 26
         US Dollars                                                       -                     -                265
         Chinese Yuan                                                    10                    14                 14
                                                           -------------------  --------------------  -----------------
                                                                         38                    39                305

       Less amounts falling due within one year                        (14)                  (16)               (26)
                                                           -------------------  --------------------  -----------------
       Amounts falling due after more than one year                      24                    23                279
                                                           ===================  ====================  =================


                                                                              30


13.    PROVISIONS FOR LIABILITIES AND CHARGES

                                                                     Contracts      Litigation
                                                                           and             and
       GBP million                Restructuring    Warranties      commitments     indemnities       Other    Total

       At 1 April 2004                       41            32               48              82          16      219
           Disposals                          -           (1)                -               -           -      (1)
           Charged                           12            10                7              12           4       45
           Released                         (4)           (2)              (8)             (2)         (2)     (18)
           Utilised                        (26)          (14)             (21)            (19)         (6)     (86)
           Exchange rate
            adjustment                        1             1                1             (1)           -        2
                                    ------------  ------------  ---------------  --------------  ----------  --------
       At 31 December 2004                   24            26               27              72          12      161
                                    ============  ============  ===============  ==============  ==========  ========
       At 30 September 2004                  25            27               38              76          14      180
                                    ============  ============  ===============  ==============  ==========  ========

Restructuring mainly comprises expected costs for termination of employee contracts (GBP10 million) and costs for properties no longer occupied, onerous lease contracts and future scheme administration costs (in total GBP14 million). The associated outflows are generally expected to occur over the next year with vacant property costs being incurred over the next three years.

Warranties comprise expected costs of maintenance under guarantees and other work in respect of products delivered, the associated outflows for which are generally expected to occur over the lives of the products.

Contracts and commitments comprise liquidated damages, onerous supply contracts and losses on contract work in progress in excess of related accumulated costs. The associated outflows are generally expected to occur over the lives of the contracts, which are long-term in nature.

Litigation and indemnities comprise expected employee related claims, environmental liabilities mainly in North America, other litigation, captive insurance balances and merger and acquisition balances held against warranties provided on the disposal of businesses. Employee related claims relate to industrial injuries for which historical data is currently being reviewed and assessed by actuaries.

Other provisions mainly comprise payroll taxes on share options and other post retirement agreements.


14.    EQUITY SHAREHOLDERS' INTERESTS

a)     Share capital

                                                                           Number of shares                     GBP
       Ordinary shares of 25p each
       Allotted, called-up and fully paid at 1 April 2004                       200,022,311              50,005,578
       Shares issued:
         Warrants exercised                                                           6,222                   1,555
         Share options exercised                                                  8,387,798               2,096,950
                                                                         ----------------------  ---------------------
       Allotted, called-up and fully-paid at 31 December 2004                   208,416,331              52,104,083

       Unissued at 31 December 2004                                             418,333,522             104,583,380
                                                                         ----------------------  ---------------------
       Authorised at 31 December 2004                                           626,749,853             156,687,463
                                                                         ======================  =====================

b)     Warrants

At the time of the financial restructuring, the Company issued warrants to holders of shares in M (2003) plc to subscribe for additional ordinary shares of 5p each in the Company. In total 49.8 million warrants, exercisable up until May 2007, were issued at an exercise price of GBP1.50 each. As a result of the subsequent 1 for 5 share consolidation, five warrants must now be exercised per 25p ordinary share, giving an aggregate subscription price of GBP7.50 per share.

At 31 December 2004, 49.6 million warrants were still outstanding.



                                                                              31



14.    EQUITY SHAREHOLDERS' INTERESTS (continued)

c)     Share Options

At 31 December 2004 the following share options were outstanding in respect of the Company's ordinary shares:

                                               Number of
                                            shares under       Subscription
                                                  option              price
                                                 million          per share               Exercise period

       Senior Management plan
         Granted 24 June 2003                        8.7                Nil            May 2004 to May 2013
         Granted 1 September 2003                    0.6                Nil            May 2004 to May 2013
         Granted 13 February 2004                    1.2                Nil        October 2004 to February 2014

       Employee plan
         Granted 30 June 2003                        4.8            GBP3.08            May 2004 to May 2013
         Granted 1 September 2003                    0.2            GBP4.55            May 2004 to May 2013
         Granted 13 February 2004                      -            GBP7.17          May 2004 to February 2014
         Granted 11 November 2004                    0.8            GBP5.72       November 2006 to November 2014

Both plans have five performance targets, each having a period in which the options over shares will vest. The first four performance targets have now been met.

The overall impact on the Group's profit and loss account over the life of the plans through to the financial year ending 31 March 2007, assuming the final performance target is also met, will be approximately GBP59 million before payroll taxes. We expect the charge under UK GAAP before payroll taxes to be GBP23 million in the year to 31 March 2005, GBP9 million in the year to 31 March 2006 and GBP2 million in the year to 31 March 2007. The GBP59 million charge is a non-cash item.


15.   RESERVES

                                             Shares         Share                  Capital        Profit
                                              to be       premium     Capital    reduction      and loss
       GBP million                           issued       account     reserve      reserve       account       Total

       At 1 April 2004                           25             -           9          283          (17)         300
         Loss retained for the period             -             -           -            -          (32)        (32)
         Exchange differences                     -             -           -            -            13          13
         Shares issued                            -             3           -            -             -           3
         Added in the period                     19             -           -            -             -          19
         Share options exercised               (22)             -           -            -            20         (2)
         Actuarial gain on retirement
         benefit schemes                          -             -           -            -          (11)        (11)
         Losses transferred                       -             -           -         (42)            42           -
                                          ------------ ------------- ----------- ------------  ------------  ----------
       At 31 December 2004                       22             3           9          241            15         290
                                          ============ ============= =========== ============  ============  ==========
       At 30 September 2004                      27             2           9          241            21         300
                                          ============ ============= =========== ============  ============  ==========

On 21 May 2003, the High Court approved a reduction of share capital and share premium accounts, these balances were been credited to the Company profit and loss reserve. The High Court determined that any surplus over the deficit at 31March 2003 was to be held as a non-distributable reserve which would be transferred to the profit and loss reserve as losses are incurred or when all creditors as at 21May 2003 have been satisfied. Company losses of GBP42 million have been transferred in the period. 16.



                                                                              32



CASH FLOW

a) Net cash inflow/(outflow) from operating activities before exceptional items

       GBP million
       9 months ended 31 December 2004                             Continuing       Discontinued            Total

       Group operating loss after exceptional items                      (80)                (4)             (84)
       Operating exceptional items (Note 4(a))                              1                  -                1
                                                                ---------------- ------------------ ----------------
       Group operating loss before exceptional items                     (79)                (4)             (83)

       Depreciation charge                                                 28                  2               30
       Goodwill amortisation                                               67                  2               69
       Shares to be issued related to share options                        19                  -               19
       Increase in stock                                                 (16)                  -             (16)
       Decrease in debtors                                                 28                  6               34
       Decrease in creditors                                             (11)               (13)             (24)
       Decrease in provisions                                            (16)                (2)             (18)
                                                                ---------------- ------------------ ----------------
                                                                           20                (9)               11
                                                                ================ ================== ================


       9 months ended 31 December 2003                             Continuing       Discontinued            Total

       Group operating loss after exceptional items                     (217)                  2            (215)
       Operating exceptional items (Note 4(a))                             64                  5               69
                                                                ---------------- ------------------ ----------------
       Group operating loss before exceptional items                    (153)                  7            (146)

       Depreciation charge                                                 51                  8               59
       Goodwill amortisation                                               65                  9               74
       Shares to be issued related to share options                        15                  -               15
       Decrease/(increase) in stock                                        42                (3)               39
       Decrease/(increase) in debtors                                     136                (3)              133
       (Decrease)/increase in creditors                                  (74)                  7             (67)
       Decrease in provisions                                             (4)                (3)              (7)
                                                                ---------------- ------------------ ----------------
                                                                           78                 22              100
                                                                ================ ================== ================

b)     Returns on investments and servicing of finance

       GBP million
       9 months ended 31 December                                                           2004             2003

       Income from loans, deposits and investments                                             9               13
       Interest paid                                                                        (15)             (34)
       Premium on redemption of Junior and Senior Notes                                     (28)             (16)
                                                                                 ------------------ ----------------
                                                                                            (34)             (37)
                                                                                 ================== ================

       All the above amounts relate to Continuing Operations.

c)     Tax paid

       GBP million
       9 months ended 31 December                                                           2004             2003

       Overseas tax paid                                                                     (6)              (3)
                                                                                 ================== ================

All the above amounts relate to Continuing Operations. Tax paid in respect of previous business disposals is included in note 16 e).



                                                                              33



16.    CASH FLOW (continued)

d)     Capital expenditure and financial investment

       GBP million
       9 months ended 31 December                                                            2004            2003

       Purchases of tangible fixed assets                                                    (21)            (20)
       Sales of tangible fixed assets                                                           3              35
       Sales of fixed asset investments                                                         -              23
                                                                                     ---------------  --------------
                                                                                             (18)              38
                                                                                     ===============  ==============

Sales of tangible fixed assets shown in 2003 include GBP26 million relating to information technology assets. All the above amounts relate to Continuing
Operations.

e)     Acquisitions and disposals

       GBP million
       9 months ended 31 December                                                            2004            2003

       Investments in subsidiary companies                                                      -             (6)
       Sales of interests in subsidiary companies                                             157              16
       Sales of interests in associates and joint ventures                                     15              98
       Net cash disposed with subsidiary companies                                              -             (6)
                                                                                     ---------------  --------------
                                                                                              172             102
                                                                                     ===============  ==============

f)     Net cash inflow from management of liquid resources

       GBP million
       9 months ended 31 December                                                            2004            2003

       Deposits made with banks and similar financial institutions                          (240)           (153)
       Deposits withdrawn from banks and similar financial institutions                       270             175
                                                                                     ---------------  --------------
                                                                                               30              22
                                                                                     ===============  ==============
g)     Net cash outflow from financing

       GBP million
       9 months ended 31 December                                                            2004            2003

       Issue of ordinary share capital                                                          3               -
       Increase/(decrease) in bank loans                                                        1             (2)
       Decrease in loan notes                                                               (270)           (153)
       Capital element of finance lease payments                                                -             (1)
       Scheme consideration                                                                     -           (340)
                                                                                     ---------------  --------------
                                                                                            (266)           (496)
                                                                                     ===============  ==============


                                                                              34



17.     ANALYSIS OF NET MONETARY FUNDS

                                           At                       Other       Exchange          At           At
                                      1 April       Cash         non-cash           rate      31 Dec      30 Sept
       GBP million                       2004       flow          changes     Adjustment        2004         2004
                                                ------------
       Cash at bank and in hand           406      (151)                -              5         260          281
       Overdrafts                        (14)          4                -              -        (10)         (14)
                                                ------------
                                                   (147)
                                                ------------

                                                ------------
       Liquid resources                   113       (30)                -              6          89           93
                                                ------------

       Amounts falling due within
       one year:
                                                ------------
         Bank loans                       (4)          3              (3)              -         (4)          (2)
         Loan notes                       (8)          8                -              -           -            -

       Amounts falling due after
       more than one year:
         Bank loans                      (20)        (4)                3            (1)        (22)         (21)
         Loan notes                     (257)        262                -            (5)           -            -
         Finance leases                   (2)          -                -              -         (2)          (2)
                                                ------------
                                                     269
                                                ------------

                                      ----------  --------- ----------------  -------------  ----------  -----------
                                          214         92                -              5         311          335
                                      ==========  ========= ================  =============  ==========  ===========

18.    CONTINGENT LIABILITIES

                                                                    31 December        30 September        31 March
       GBP million                                                         2004                2004            2004

       Contingent liabilities at period end                                  20                  20              20
                                                             =================== ===================  ==============

Litigation

Contingent liabilities relate mainly to legal proceedings, which in the opinion of the directors, are not expected to have a materially adverse effect on the Group and industrial injury claims currently being reassessed.

The Group is engaged in a number of legal proceedings relating to shareholder class actions, patent and other claims under contracts. The Group is vigorously defending these claims, the estimated cost of which is disclosed above, and the directors currently believe that the claims are unlikely to be settled for amounts resulting in material cash or other asset outflows.

Guarantees

At 31 December 2004, the Group had provided third parties with a total of GBP141 million of guarantees, performance bonds and indemnities, the exercise of which is considered to be remote. At 31 December 2004, the value of total collateral against these various guarantees was GBP72 million; in addition, we estimate that GBP69 million of the providers had varying conditional and unconditional rights to call for cash collateral.


                                                                              35



19. SUMMARY OF DIFFERENCES BETWEEN UK GAAP AND US GAAP AND RECONCILIATION OF UK GAAP TO US GAAP.

The results for the nine months ended 31 December 2004 have been prepared in accordance with UK GAAP. Other than as described below, significant differences between UK GAAP and US GAAP are described in Note 10 to our consolidated financial statements included on Form 10-K for the year ended 31 March 2004 (as filed with the US Securities and Exchange Commission ("SEC")). A reconciliation between UK and US GAAP for the 9 months ended 31 December 2004 and 2003 follows:

       GBP million
       9 months ended 31 December                                                            2004            2003

       Retained loss in accordance with UK GAAP                                              (32)           (169)

       Continuing operations
         Share option plans                                                                  (12)            (11)
         Pension and other post-retirement benefits                                           (5)             (2)
         Goodwill and intangible asset amortisation and impairment charges                     34              32
         Restructuring costs                                                                  (7)            (23)
         Derivatives 1                                                                       (12)            (38)
         Net interest expense                                                                   7              14
         Gain on sale of associates                                                             -              17
         Share of associates' operating loss                                                    -              11
         Adjustments related to the financial restructuring:
              Gain on settlement of equity forward contract                                     -             123
              Gain on extinguishment of liabilities                                             -           2,695
              Gain on waiver of related party payable                                           -            (25)
              Foreign exchange transaction gains                                                -              31
              Exceptional write-off of capitalised losses on swaps                              -              46
         Other, net                                                                             1             (2)

       Discontinued Operations
         Gain on sale of Discontinued Operations                                              106               -
         GAAP differences related to Discontinued Operations                                  (5)             (6)

       Taxation adjustments
         Tax effect of adjustments related to Continuing Operations                            19               -
         Tax effect of adjustments related to Discontinued Operations                        (19)               -
         Additional taxation expense under US GAAP                                              -               2
                                                                                     ---------------  --------------

       Net income in accordance with US GAAP                                                   75           2,695
                                                                                     ===============  ==============

       Earnings per share - basic                                                           37.1p           10.1p
                                                                                     ===============  ==============
       Earnings per share - diluted                                                         35.0p           10.0p
                                                                                     ===============  ==============


       GBP million                                                                      31 December        31 March
                                                                                             2004            2004

       Equity Shareholders' interests in accordance with UK GAAP                              342             350

       Items increasing equity shareholders' interests
         Goodwill                                                                             186             138
         Intangible assets                                                                     24              57
         Derivatives                                                                            -              12
         Pension and other post-retirement benefits                                            35              38
         Provisions for restructuring costs                                                     8              15
         Other                                                                                  1               -

                                                                                 -------------------  --------------
       Shareholders' equity in accordance with US GAAP                                        596             610
                                                                                 ===================  ==============



1 All references to derivatives are in respect of the Group's Senior Notes, where the requirement to pay a redemption premium of 10% under certain circumstances was treated as an embedded derivative under Statement of Financial Accounting Standards No. 133. There were no derivatives outstanding as at 31 December 2004.


                                                                              36



Share of associates operating loss and gain on sale of associates

In accordance with APB Opinion 18, The Equity Method of Accounting for Investments in Common Stock, US GAAP requires that application of the equity method be discontinued when the carrying value of an investment is reduced to zero and that no further losses be recognised unless the investor has guaranteed obligations or is otherwise committed to provide further funding to the investee. Accordingly, under US GAAP, we ceased to record our share of operating losses from our former associate, Easynet plc, when the carrying value of our investment in Easynet was GBPnil at 31 March 2003.

This resulted in a difference in the carrying value under UK GAAP as compared to US GAAP, leading to a GAAP difference in the gain recorded on the disposal of Easynet.

Gain on waiver of related party payable

As part of the financial restructuring, Marconi Corporation plc and its subsidiaries entered into an agreement with M (2003) plc and its direct subsidiaries to reassign and waive balances between the M (2003) plc group and the Marconi Corporation plc group. The gain of GBP25 million was recorded as exceptional income under UK GAAP and as a capital contribution in equity under US GAAP.

Exceptional write-off of capitalised losses on swaps

Under US GAAP, net losses arising on US dollar and euro denominated interest rate swaps that had been deferred within other comprehensive income were recognised in income in the year ended 31 March 2003 because the underlying debt instruments were to be extinguished through our financial restructuring. Under UK GAAP these net losses were recognised upon completion of the financial restructuring in May 2003.

Gain on sale of discontinued operations

In accordance with Statement of Financial Accounting Standard No. 52, Foreign Currency Translation, US GAAP requires that translation gains and losses previously recorded in Accumulated Other Comprehensive Income ('AOCI') are removed from AOCI and included in the gain/(loss) on sale of discontinued operations. Accordingly, the gain on sale of the OPP business recorded in the six months ended 30 September 2004 reflects GBP136 million of translation gains previously recorded in AOCI. This is offset by GBP30 million of GAAP differences related primarily to the carrying value of goodwill and pension liabilities of the disposed operations.

GAAP differences related to discontinued operations

OPP has been classified as a discontinued operation for the nine months ended 31 December 2004 under both UK and US GAAP. Results of operations of OPP reflect differences in respect of accounting for goodwill and pensions. In addition, under US GAAP, a portion of interest expense for the nine months ended 31
December 2004 has been allocated to OPP in accordance with EITF 87-24, Allocation of Interest to Discontinued Operations.



                                                                              37






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC


                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary

Date: 4 March 2005